EXHIBIT 99

                             DIAMOND HOME SERVICES, INC.
                          ANNOUNCES STOCK REPURCHASE PROGRAM



     WOODSTOCK, Ill. (April 30, 1997) - Diamond Home Services, Inc. (Nasdaq/NM:DHMS) today announced that its Board of Directors has authorized the repurchase of up to 500,000 of the Company's outstanding common shares.

          Share purchases are authorized to be made by the Company from time to time in open-market or privately negotiated transactions as, in the opinion of management, market conditions warrant. The repurchased shares will be added to the Company's treasury shares and will be available for general corporate purposes.

          C. Stephen Clegg, Chairman, President and Chief Executive Officer, said, "The decision to buy back the Company's stock underscores management's confidence in the Company's future and is an opportunity to further build and maximize shareholder value."

          Diamond Home Services, Inc. is a leading national marketer and contractor of installed home improvement products, including roofing systems, gutters, doors and fencing. The Company markets its installed home improvement products and services directly to consumers, primarily under the "SEARS" brand name. Through its finance subsidiary, Marquise Financial Services, Inc., the Company also offers financing to its customers. The Company has 75 sales offices located in major cities across the U.S. providing the Company with a presence in markets covering approximately 80% of the owner-occupied households in the U.S.